================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                        FIDELITY NATIONAL FINANCIAL, INC.
                                (Name of Issuer)


 COMMON STOCK, $1.00 PAR VALUE                            316326 10 7
(Title of class of securities)                           (CUSIP number)

                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                                 (212) 460-1932
       (Name, address and telephone number of person authorized to receive notices and communications)


                                 MARCH 27, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.


                         (Continued on following pages)
                               (Page 1 of 8 pages)

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NY2:\880376\05\$V@W05!.DOC\76830.0240

----------------------------------------------------------------------------------                ----------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                ----------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [X]
                                                                                                                      (b) [_]
---------------------- -------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------
          4            SOURCE OF FUNDS:                      WC

---------------------- -------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- ----------------------------------------------------------- -------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ----------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   2,986,963 shares
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 1,175,161 shares
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              2,986,963 shares
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            1,175,161 shares

---------------------- -------------------------------------------------------------------------- ----------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   4,162,124 shares

---------------------- -------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- -------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    6.31%

---------------------- ----------------------------------------------------------- -------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- -------------------------------------------


                                       2

----------------------------------------------------------------------------------                ----------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                ----------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Phlcorp, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [X]
                                                                                                                      (b) [_]
---------------------- -------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- ----------------------------------------------------------- -------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Pennsylvania

----------------------------------- -------- ---------------------------------------------------- ----------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 1,175,161 shares
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            1,175,161 shares

---------------------- -------------------------------------------------------------------------- ----------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   1,175,161 shares

---------------------- -------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- -------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.78%

---------------------- ----------------------------------------------------------- -------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- -------------------------------------------



                                       3

----------------------------------------------------------------------------------                ----------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                ----------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------
          1            NAME OF REPORTING PERSON:                                   330 MAD. PARENT CORP.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [X]
                                                                                                                      (b) [_]
---------------------- -------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- ----------------------------------------------------------- -------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ----------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 1,175,161 shares
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            1,175,161 shares

---------------------- -------------------------------------------------------------------------- ----------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   1,175,161 shares

---------------------- -------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- -------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    1.78%

---------------------- ----------------------------------------------------------- -------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- -------------------------------------------



                                       4

----------------------------------------------------------------------------------                ----------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                ----------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Baldwin Enterprises, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [X]
                                                                                                                      (b) [_]
---------------------- -------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------
          4            SOURCE OF FUNDS:                      WC

---------------------- -------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- ----------------------------------------------------------- -------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Colorado

----------------------------------- -------- ---------------------------------------------------- ----------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 1,175,161 shares
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            1,175,161 shares

---------------------- -------------------------------------------------------------------------- ----------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   1,175,161 shares

---------------------- -------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- -------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    1.78%

---------------------- ----------------------------------------------------------- -------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- -------------------------------------------



                                       5

                     Item 1. Security and Issuer.

                     This Statement relates to the common stock, $.0001 par value per share, (the "Common Stock"), of Fidelity National Financial, Inc., a
Delaware corporation (the "Company"). The address of the principal executive office of the Company is 17911 Von Karman Avenue, Suite 300, Irvine, California
92614.

                     Item 2. Identity and Background.


                     (a)-(c) This Schedule 13D is being filed by Leucadia
National Corporation ("Leucadia") and its subsidiaries, Phlcorp, Inc.
("Phlcorp"), 330 MAD. PARENT CORP. ("330 Mad. Parent") and Baldwin Enterprises,
Inc. ("BEI") (collectively, the "Reporting Persons").

                     BEI is a Colorado corporation. The address of its principal office is 529 East South Temple, Salt Lake City, Utah 84102. BEI is engaged in making investments for its own account. All of the outstanding shares of common stock of BEI are owned by 330 Mad. Parent.

                     330 Mad. Parent is a Delaware corporation. The address of its principal office is 529 East South Temple, Salt Lake City, Utah 84102. 330
Mad. Parent is engaged in making investments for its own account. All of the outstanding shares of common stock of 330 Mad. parent are owned by Phlcorp.

                     Phlcorp is a Pennsylvania corporation. The address of its principal office is 330 East Avenue, 2 Plaza East, Milwaukee, Wisconsin 53202.
Phlcorp is a holding company for subsidiaries primarily engaged in the insurance business. All of Phlcorp's outstanding shares of common stock are owned by Leucadia.

                     Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a financial services holding company principally engaged in commercial and personal lines of property and casualty insurance, banking and lending, mining, real estate activities and manufacturing.

                     Approximately 34.3% of the outstanding common shares of Leucadia is beneficially owned (directly and through family members) by Ian M.
Cumming, Chairman of the Board of Directors of Leucadia and Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 2.0% of the common shares of Leucadia beneficially owned by two trusts for the benefit of Mr.
Steinberg's minor children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation.

                     The following information with respect to each executive officer and director of each of the Reporting Persons is set forth in Schedule A hereto: (i) name, (ii) business address, (iii) citizenship, (iv) present


                                        6

principal occupation or employment and (v) name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

                     (d)-(f) During the last five years, neither the Reporting
Persons nor, to their knowledge, any of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Persons, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

                     Item 3. Source and Amount of Funds or Other Consideration.

                     On March 20, 2000, the Company announced that it had completed a merger (the "Merger") with Chicago Title Corporation ("CTZ") in which CTZ shareholders had the right to make elections with respect to the Merger consideration. On March 23, 2000, the Company announced that the final determination of consideration to be received by CTZ shareholders in the Merger would not be made until March 24, 2000 and that a press release setting forth the final results was expected to be made on March 27, 2000. On March 27, 2000, the Company announced the results of the CTZ shareholders elections.

                     As a result of the Merger, Leucadia acquired 2,946,563 shares of Common Stock of the Company. The balance of the 1,215,561 shares of Common Stock owned by the Reporting Persons was acquired for an aggregate purchase price of $17,153,838. The acquisition of such shares was funded through working capital.

                     Item 4. Purpose of the Transaction.

                     The Reporting Persons acquired the shares of Common Stock for investment purposes. The purchases were made in the ordinary course of business and not for the purpose of acquiring control of the Company.

                     The Reporting Persons may, from time to time, acquire additional shares of Common Stock (subject to the availability of shares at prices deemed favorable by the Reporting Persons), dispose of shares of Common
Stock and/or engage in discussions with management of the Company.

                     Although the foregoing represents the possible activities presently contemplated by the Reporting Persons with respect to the Company and the Common Stock, it should be noted that the possible activities of the


                                       7

Reporting Persons are subject to change at any time and there is no assurance that the Reporting Persons will actually undertake any of the foregoing.

                     Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule
13D.

                     The information set forth in response to Item 3 hereof is specifically incorporated in response to Item 4 hereof.

                     Item 5. Interest in Securities of the Issuer.

                     (a)-(b) As of March 29, 2000, the Reporting Persons beneficially owned the following shares of Common Stock:

                     (i) BEI is the direct owner of 1,175,161 shares of Common
Stock, representing approximately 1.78% of the 65,910,547 shares of Common Stock reported as being outstanding on March 27, 2000, after giving effect to the Merger (the "outstanding shares of Common Stock").

                     (ii) By virtue of its ownership of all of the shares of BEI, 330 Mad. Parent is a beneficial owner of all of the shares of Common Stock owned by BEI.

                     (iii) By virtue of its ownership of all of the shares of 330 Mad. Parent, Phlcorp is a beneficial owner of all of the shares of Common
Stock beneficially owned by 330 Mad. Parent.

                     (iv) Leucadia is the direct owner of 2,986,963 shares of Common stock, representing approximately 4.53% of the outstanding shares of Common Stock. In addition, by virtue of its ownership of all of the shares of Phlcorp, Leucadia is a beneficial owner of all of the shares of Common Stock owned by Phlcorp.

                     (c) Except as set forth on Schedule B hereto, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers or directors has effected any transaction in any securities of the Company during the past 60 days.

                     (d) No person except for the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

                     (e) Not applicable.

                     Item 6. Contracts, Arrangements, Understandings or
                             Relationships with Respect to Securities of the Issuer.

                     There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among (a) the Reporting Persons and, to the best of their knowledge, any of the persons


                                       8

identified pursuant to Item 2 above and (b) any other person, other than the agreement filed as Exhibit 1.

                     Item 7. Material to be Filed as Exhibits.

                     1. Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

















                                       9

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated:  March 29, 2000



                                       LEUCADIA NATIONAL CORPORATION
                                       PHLCORP, INC.
                                       BALDWIN ENTERPRISES, INC.

                                       BY:       /S/ JOSEPH A. ORLANDO
                                                 ----------------------------
                                       Name:     JOSEPH A. ORLANDO
                                       Title:    Vice President




                                       330 MAD. PARENT CORP.

                                       BY:       /S/ CORINNE A. MAKI
                                                 ----------------------------
                                                 Name:      CORINNE A. MAKI
                                                 Title:     Vice President






                                       10

                                   SCHEDULE A

             ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

Directors and Executive Officers of the Reporting Persons
---------------------------------------------------------

                     Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Leucadia, Phlcorp, 330 Mad. Parent and BEI. To the knowledge of such entities, each person listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Leucadia National
Corporation, 315 Park Avenue South, New York, New York 10010.

                     For purposes of this schedule, Leucadia is referred to as "(a)", Phlcorp is "(b)", 330 Mad. Parent is "(c)" and BEI is "(d)".



                                        Director-                                          Principal Occupation or
Name and Business Address               ships                          Offices             Employment
-------------------------               -----                          -------             ----------
Ian M. Cumming                          (a), (d)            Chairman of the Board of (a)   Chairman of the Board of (a)
Leucadia National                                           and (d)
  Corporation
529 E. South Temple
Salt Lake City, Utah
Joseph S. Steinberg                     (a), (d)            President of (a) and (d)       President of (a)

Paul M. Dougan                          (a)                            --                  President and Chief Executive
c/o Equity Oil Company                                                                     Officer of Equity Oil Company (a
10 West 300 South                                                                          company engaged in oil and gas
Salt Lake City, Utah                                                                       exploration and production having
                                                                                           an office in Salt Lake City, Utah)
Lawrence D. Glaubinger                  (a)                            --                  Chairman of the Board of Stern &
c/o Stern & Stern                                                                          Stern Industries (a company
Industries, Inc.                                                                           engaged in the manufacture and
708 Third Avenue                                                                           sale of textiles); President of
New York, N.Y.                                                                             Lawrence Economic Consulting Inc.,
                                                                                           a management consulting firm
James E. Jordan                         (a)                            --                  Private investor
c/o The Jordan Company
767 Fifth Avenue
New York, N.Y.  10153



                                       11

                                        Director-                                          Principal Occupation or
Name and Business Address               ships                          Offices             Employment
-------------------------               -----                          -------             ----------

Jesse Clyde Nichols, III                (a)                            --                  President of Crimsco, Inc. (a
c/o Crimsco, Inc.                                                                          holding company for manufacturing
5001 E. 59th St.                                                                           subsidiaries)
Kansas City, Mo.  64130
Thomas E. Mara                          (b)                 Executive Vice President and   Executive Vice President and
                                                            Treasurer of (a), Executive    Treasurer of (a)
                                                            Vice President of (d),
                                                            President of (b)
Joseph A. Orlando                       (d)                 Vice President and Chief       Vice President and Chief Financial
                                                            Financial Officer of (a),      Officer of (a)
                                                            Vice President and Treasurer
                                                            of (b), Vice President of (d)
Paul J. Borden                          --                  Vice President of (a):         Vice President of (a)
HomeFed Corporation                                         President of HomeFed
1903 Wright Place                                           Corporation, Vice President
Carlsbad, California                                        and Treasurer of (d)
Mark Hornstein                          (b)                 Vice President  of (a), (b)    Vice President of (a)
                                                            and (d)
Barbara L. Lowenthal                    --                  Vice President and             Vice President and Comptroller of
                                                            Comptroller of (a)             (a)
Patrick Bienvenue                       (c)                 Chairman, President and        President of Leucadia Financial
529 East South Temple                                       Treasurer of (c), Vice         Corporation, a subsidiary of (a)
Salt Lake City, Utah 84102                                  President of (d)
Joseph Sartin                           --                  Vice President and Assistant   Accountant of (a)
                                                            Secretary of (b)
Jane Goldman                            --                  Vice President of (b)          Assistant Comptroller of (a)

Philip M. Cannella                      --                  Vice President of (b) and (d)  Tax Director of (a)

Laura E. Ulbrandt                       --                  Secretary of (a), (b) and (d)  Secretary of (a)

Corinne A. Maki                         --                  Vice President, Secretary      Vice President, Treasurer and
529 East South Temple                                       and Comptroller of (c)         Comptroller of Leucadia Financial
Salt Lake City, Utah 84102                                                                 Corporation, a subsidiary of (a)

Lawrence S. Hershfield                  --                  Executive Vice President of    President of Leucadia
1903 Wright Place                                           (d)                            International Corporation, a
Carlsbad, California                                                                       subsidiary of (a)


                                       12

                                        Director-                                          Principal Occupation or
Name and Business Address               ships                          Offices             Employment
-------------------------               -----                          -------             ----------

James N. Ward                           (c)                            --                  Vice President of Leucadia
529 East South Temple                                                                      Financial Corporation, a
Salt Lake City, Utah 84102                                                                 subsidiary of (a)

Timothy C. Sentner                      (c)                            --                  Vice President of Leucadia
c/o Conseco Direct                                                                         International Corporation, a
399 Market Street                                                                          subsidiary of (a)
Philadelphia, Pennsylvania 19181


                                   SCHEDULE B

                          TRANSACTIONS IN COMMON STOCK
                  WITHIN THE 60 DAYS PRECEDING MARCH 29, 2000.


Date           Number of Shares        Purchase or Sale       Price per Share*
----           ----------------        ----------------       ---------------

2/3/00         35,000                  Sale                   $13.0000
2/4/00         88,100                  Sale                   $13.0084
2/8/00         49,100                  Sale                   $13.0359
2/9/00         78,500                  Sale                   $13.1664
2/10/00        56,000                  Sale                   $13.0000
3/27/00        30,000                  Purchase               $15.3542
3/28/00        101,000                 Purchase               $15.1306
3/28/00        974,161                 Purchase               $12.4482**
3/29/00        100,000                 Purchase               $14.9313









---------------------------
*  Excludes broker commissions
** Private transaction



                                       14